Exhibit 99.4

NICE Customer Virgin Money Wins 2016 Engage Award for Best Use of
Voice of the Customer

London, December 8, 2016 – NICE (Nasdaq:NICE) customer Virgin Money has won Best Use of Voice of the Customer (VoC) at the prestigious 2016 Engage Awards hosted in London earlier this month. The bank was also named a winner of the UK Business Awards in the customer centric organization category for its VoC initiatives.

Since 2013, NICE VoC has been enabling Virgin Money to capture real-time customer feedback. The bank proactively engages with customers who have recently interacted with it stores, lounges and contact center, inviting them to answer four short questions via email or SMS. By tracking key metrics such as NPS, first call resolution and ease of doing business, Virgin Money’s Customer Experience team can collate insights and decide which improvement actions to take.

To date, Virgin Money has achieved some impressive results, including improved customer satisfaction levels, better customer retention rates, and higher Transactional Net Promoter Scores (tNPS®).

“Within a customer-led, fiercely competitive industry, it’s vital to understand what customers want. As well as listening to their feedback, you need to be able to interpret the data and take action to benefit both customers and the business,” said Senior Customer Experience Manager at Virgin Money Lynn Johnson. “We’re proud of the change we’ve driven across the business, delivering a greater level of insight than ever before through a truly customer-led VoC program.”

John O’Hara, president of NICE EMEA said: “Our close collaboration with Virgin Money is the perfect case study to highlight what can be achieved when an organization and all of its employees are all focused on listening and responding to the Voice of the Customer. Virgin Money is more than deserving of the accolades it has received from the Engage Awards and UK Business Awards, and NICE is proud to work alongside such a dedicated partner as it reinvents customer service.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.